UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

Parfield International Ltd.
Unit No. 21E, 21st Floor, United Centre
95 Queensway, Admiralty K3, Hong Kong
+852.2122.8902

Copy to:

Christopher H. Cunningham
K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158
Phone: (206) 370-7639
Fax: (206) 370-6040

November 6, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Parfield International Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ◻ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 2,682,742 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 2,682,742 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,742 Ordinary Shares (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 7.01%
	14.	Type of Reporting Person (See Instructions) CO

(1)
The 2,682,742 Ordinary Shares held by Parfield International Ltd. are subject to a pledge agreement executed in favor of an unrelated third party to secure certain indebtedness of Parfield International Ltd.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Amplewood Resources Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ◻ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 454,954 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 454,954 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 454,954 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.19%
	14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G21515104
	1.	Names of Reporting Persons. Marc Chan
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ◻ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) AF
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 3,137,696 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 3,137,696 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,696 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.20%
	14.	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D to update certain information relating to the Reporting Persons' derivative positions and correct certain other information disclosed in the Schedule 13D, as specifically set forth herein.

Item 1.   Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Ordinary Shares, $0.0001 par value (the “Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).  The address of the principal executive offices of the Issuer is 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Parfield International Ltd., a British Virgin Islands company (“Parfield”), with respect to the Shares directly and beneficially owned by it;

(ii)	Amplewood Resources Ltd., a British Virgin Islands company (“Amplewood”), with respect to the Shares directly and beneficially owned by it; and

(iii)	Marc Chan, as the director and sole-owner of each of Parfield and Amplewood.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b)     The principal business address of each of the Reporting Persons is Unit No. 21E, 21st Floor, United Centre, 95 Queensway, Admiralty K3, Hong Kong.
(c)     The principal business of each of Parfield and Amplewood is investing in securities.  The principal occupation of Mr. Chan is serving as director of Huacomm Telecommunications Engineering (HK) Ltd.
(d)     No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)     No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Each of Parfield and Amplewood is organized under the laws of the British Virgin Islands. Mr. Chan is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Shares purchased by each of Parfield and Amplewood were purchased with working capital (which may, at any given time, include margin loans made by banks or brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,682,742 Shares beneficially owned by Parfield is approximately $176,102,007, including brokerage commissions.  The aggregate purchase price of the 454,954 Shares beneficially owned by Amplewood is approximately $29,518,007, including brokerage commissions.

Item 4.  Purpose of Transaction

Item 4 is hereby amended to add the following:

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.  Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:
The aggregate percentage of Shares reported owned by each person named herein is based upon 38,263,787 Shares as of June 30, 2019 as reported by the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 5, 2019.
A.           Parfield
(a)	As of the close of business on November 6, 2019, Parfield directly beneficially owned 2,682,742 Shares.

Percentage: Approximately 7.01%
(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,682,742
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,682,742

(c)	Parfield has not entered into any transactions in the Shares during the past sixty days.

B.	Amplewood

(a)	As of the close of business on November 6, 2019, Amplewood directly beneficially owned 454,954 Shares.

Percentage: Approximately 1.19%
(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 454,954
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 454,954

(c)	The transactions in the Shares by Amplewood during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Chan

(a)	As the director and sole-owner of each of Parfield and Amplewood, Mr. Chan may be deemed the beneficial owner of the (i) 2,682,742 Shares owned by Parfield and (ii) 454,954 Shares owned by Amplewood.

Percentage: Approximately 8.20%

(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,137,696
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,137,696

(c)
The transactions in the Shares by Mr. Chan during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of Amplewood during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Shares beneficially owned by Beachhead, PWM, CITIC Capital, Hillhouse and Temasek and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 6, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Mr. Chan has sold short exchange-listed American-style put options referencing an aggregate of 5,000 Shares, which have an exercise price of $95.00 and expire on January 17, 2020.

Previously, Mr. Chan sold short exchange-listed American-style put options referencing an aggregate of 40,000 Shares, which had an exercise price of $85.00 and had an expiration date of October 18, 2019. On October 18, 2019, these put options expired worthless pursuant to their terms.  Accordingly, Mr. Chan no longer has any exposure to such options.

Previously, Mr. Chan purchased exchange-listed American-style call options referencing an aggregate of 2,000 Shares, which had an exercise price of $90.00 and had an expiration date of October 18, 2019.  Prior to their expiration, these call options were sold.  Accordingly, Mr. Chan no longer has any exposure to such options.

Previously, Mr. Chan purchased exchange-listed American-style call options referencing an aggregate of 333,000 Shares, which had an exercise price of $95.00 and had an expiration date of October 18, 2019.  Prior to their expiration, these call options were sold.  Accordingly, Mr. Chan no longer has any exposure to such options.

Previously, Mr. Chan purchased exchange-listed American-style call options referencing an aggregate of 30,000 Shares, which had an exercise price of $95.00 and had an expiration date of January 17, 2020. Prior to their expiration, these call options were sold.  Accordingly, Mr. Chan no longer has any exposure to such options.

Previously, Amplewood purchased exchange-listed American-style call options referencing an aggregate of 20,000 Shares, which had an exercise price of $95.00 and had an expiration date of October 18, 2019.  Prior to their expiration, these call options were sold.  Accordingly, Amplewood no longer has any exposure to such options.

Previously, Amplewood purchased exchange-listed American-style call options referencing an aggregate of 5,000 Shares, which had an exercise price of $95.00 and had an expiration date of January 17, 2020.  Prior to their expiration, these call options were sold.  Accordingly, Amplewood no longer has any exposure to such options.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and among Parfield International Ltd., Amplewood Resources Ltd. and Marc Chan, dated November 6, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 6, 2019

PARFIELD INTERNATIONAL LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

AMPLEWOOD RESOURCES LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

/s/ Marc Chan
MARC CHAN

SCHEDULE A
Transactions in the Securities of the Issuer During the Past Sixty Days
Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

AMPLEWOOD RESOURCES LTD.

Sale of October 2019 Call Option ($100 Strike Price)[1]	(15,000)	14.2000	09/23/2019
Sale of October 2019 Call Option ($100 Strike Price)[1]	(15,000)	14.1000	09/23/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(5,000)	19.2000	09/23/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(5,000)	19.5000	09/23/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(20,000)	19.0500	09/23/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(5,000)	20.1700	09/24/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(10,000)	20.0000	09/24/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(5,000)	20.0000	09/24/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(10,000)	19.9050	09/24/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(5,000)	19.9000	09/24/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(5,000)	19.9000	09/24/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(2,500)	20.2000	09/27/2019
Sale of January 2020 Call Option ($95 Strike Price)[2]	(5,000)	20.7700	09/27/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(2,500)	20.0000	10/01/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(6,300)	20.0000	10/02/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(8,700)	20.0000	10/03/2019

MARC CHAN

Sale of October 2019 Call Option ($95 Strike Price)[1]	(18,700)	20.0000	09/30/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(52,500)	19.6291	10/01/2019
Sale of October 2019 Call Option ($90 Strike Price)[1]	(2,000)	25.0000	10/02/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(42,200)	20.1519	10/02/2019

Sale of October 2019 Call Option ($95 Strike Price)[1]	(40,000)	19.9500	10/03/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(2,000)	4.3000	10/04/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(40,000)	20.1500	10/07/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(20,000)	20.0000	10/09/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(500)	20.3000	10/10/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(60,000)	19.8300	10/10/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(3,000)	20.2000	10/11/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(37,100)	19.9100	10/11/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(13,300)	20.1700	10/14/2019
Sale of October 2019 Call Option ($95 Strike Price)[1]	(3,700)	20.0000	10/15/2019
Sale of January 2020 Call Option ($95 Strike Price)[2]	(20,000)	21.2500	10/15/2019
Sale of January 2020 Call Option ($95 Strike Price)[2]	(10,000)	21.5000	10/16/2019

1 Represents American-style call options sold prior to their expiration. These call options expired on October 18, 2019.
2 Represents American-style call options sold prior to their expiration. These call options expire on January 17, 2020.